Circle Medical Technologies, Inc. and Circle Medical Care of California

Combined Financial Statements

December 31, 2017 and 2016



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Circle Medical Technologies, Inc. and Circle Medical Care of California
San Francisco, California

We have reviewed the accompanying combined financial statements of Circle Medical Technologies, Inc. and Circle Medical Care of California (the “Companies”), which comprise the combined balance sheets as of December 31, 2017 and 2016, and the related combined statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Companies’ management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountants’ Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants’ Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The supplemental information is presented for purposes of additional analysis and is not a required part of the combined financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the combined financial statements. The supplemental information has been subjected to the review procedures applied in the reviews of the combined financial statements. We are not aware of any material modifications that should be made to the supplemental information.

Keiter

September 24, 2018
Glen Allen, Virginia

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Combined Balance Sheets
December 31, 2017 and 2016

Assets	2017	2016
Current assets:		
Cash	$ 1,153,920	$ 692,360
Accounts receivable	155,815	77,188
Due from affiliate, current portion	1,337	27,859
Prepaid expenses	20,622	1,803
Total current assets	1,331,694	799,210
Property and equipment, net	28,002	8,515
Other assets	16,262	13,674
	$ 1,375,958	$ 821,399

Liabilities and Stockholders' Equity (Deficit)

	2017	2016
Current liabilities:		
Accounts payable	$ 84,008	$ 47,251
Accrued expenses	15,312	16,349
Customer deposits	-	51,120
Total current liabilities	99,320	114,720
Long-term liabilities:		
Convertible notes	5,427,942	2,942,942
Total liabilities	5,527,262	3,057,662
Stockholders' equity (deficit):		
Common stock at $0.00001 par value; authorized 15,000,000 shares, 10,878,850 issued and outstanding in 2017; 11,674,215 issued and outstanding in 2016	109	117
Common stock at $1.00 par value; authorized 1,000,000 shares, 1,000 issued and outstanding in 2017 and 2016	1,000	1,000
Additional paid-in capital	6,377	13,911
Accumulated deficit	(4,158,790)	(2,251,291)
Total stockholders' deficit	(4,151,304)	(2,236,263)
	$ 1,375,958	$ 821,399

See report of independent accountants and accompanying notes to combined financial statements.

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Combined Statements of Operations
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Medical practice	$ 791,953	$ 215,506
Contract services	12,780	-
Total revenues	804,733	215,506
Cost of revenues:		
Physician and support salaries	658,226	441,646
Contractor salaries	256,420	7,484
Physician travel	24,131	9,389
Medical supplies	92,471	60,967
Service fees	35,254	-
Total cost of revenues	1,066,502	519,486
Gross loss	(261,769)	(303,980)
Operating expenses:		
Personnel expenses	800,483	731,833
General and administrative	818,212	692,727
Sales and marketing	18,125	52,613
Depreciation	6,706	729
Stock compensation expense	354	283
Total operating expenses	1,643,880	1,478,185
Loss from operations	(1,905,649)	(1,782,165)
Other expense:		
Taxes	1,850	3,368
Net loss	$ (1,907,499)	$ (1,785,533)

See report of independent accountants and accompanying notes to combined financial statements.

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Combined Statements of Changes in Stockholders' Equity (Deficit)
Years Ended December 31, 2017 and 2016

	CMT Common Stock	CMC Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance January 1, 2016	$ 104	$ 1,000	$ -	$ (465,758)	$ (464,654)
Issuance of common stock	13	-	13,628	-	13,641
Stock compensation expense	-	-	283	-	283
Net loss	-	-	-	(1,785,533)	(1,785,533)
Balance December 31, 2016	117	1,000	13,911	(2,251,291)	(2,236,263)
Repurchase of common stock	(9)	-	(8,517)	-	(8,526)
Stock options exercised	1	-	629	-	630
Stock compensation expense	-	-	354	-	354
Net loss	-	-	-	(1,907,499)	(1,907,499)
Balance December 31, 2017	$ 109	$ 1,000	$ 6,377	$ (4,158,790)	$ (4,151,304)

See report of independent accountants and accompanying notes to combined financial statements.

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Combined Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net loss	$ (1,907,499)	$ (1,785,533)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	6,706	729
Stock compensation expense	354	283
Changes in operating assets and liabilities:		
Accounts receivable	(78,627)	(73,703)
Due from affiliate, current portion	26,522	(300)
Prepaid expenses	(18,819)	47,997
Other assets	(2,588)	-
Accounts payable	36,757	16,470
Accrued expenses	(1,037)	16,349
Customer deposits	(51,120)	51,120
Net cash used in operating activities	(1,989,351)	(1,726,588)
Cash flows used in investing activities:		
Purchases of property and equipment	(26,193)	(9,244)
Cash flows from financing activities:		
Issuance of common stock	630	13,641
Repurchase of common stock	(8,526)	-
Proceeds from issuance of convertible debt	2,485,000	-
Net cash provided by financing activities	2,477,104	13,641
Net change in cash	461,560	(1,722,191)
Cash, beginning of year	692,360	2,414,551
Cash, end of year	$ 1,153,920	$ 692,360

See report of independent accountants and accompanying notes to combined financial statements.

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Notes to Combined Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business:

The combined financial statements have been prepared to present the financial position and results of operations of the following related entities:

Circle Medical Care of California ("CMC") was incorporated on August 20, 2015 in the state of California as a California professional corporation. Circle Medical Care of California operates a primary care physician practice specializing in family and internal medicine and serving patients in the greater San Francisco area.

Circle Medical Technologies, Inc. ("CMT") was incorporated on April 1, 2015 in the state of Delaware. Circle Medical Technologies developed and operates an application for users to scan health insurance cards and book appointments with an affiliated care physician and get check-up and care delivered to home or work. Circle Medical Technologies, Inc. is also the exclusive management entity of Circle Medical Care of California (see Note 8).

Management's Plans: The Companies' strategic plan for 2018 is focused on working towards profitability. This objective will be achieved principally by the hiring of new medical providers. A secondary objective is improving margins by using software to increase automation and by optimizing the efficiency of employer pop-up clinics. The Companies believe the combination of their strategic plan, capital contributions from their shareholders, and the access to additional financing through crowdfunding, will enable the Company to continue as a going concern for a reasonable period of time.

Principles of Combination and Basis of Accounting: As a regulatory requirement in healthcare startups that deliver medical services, medical services are rendered by a separate entity. The combined financial statements include the accounts of Circle Medical Technologies, Inc. and Circle Medical Care of California (collectively, the "Companies"). The accompanying combined financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), with the exception that combining these entities does not comply with ASC 810. Exerting the level of control over the medical practice required to meet the ASC 810 standard would violate corporate practice of medicine laws in California. All significant intercompany balances and transactions have been eliminated in the accompanying combined financial statements.

Use of Estimates: The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

1. **Summary of Significant Accounting Policies, Continued:**

   Risks and Uncertainties: Financial instruments which potentially subject the Companies to concentrations of credit risk consist primarily of cash and accounts receivable. The Companies maintain their cash in several financial institutions with balances that periodically exceed federally insured limits. Credit is extended to customers and is typically uncollateralized with various collection terms.

   Accounts Receivable: Accounts receivable is stated at the amount the Companies expect to collect from balances outstanding at year-end. The Companies use the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2017 and 2016, management did not deem an allowance for uncollectable accounts to be necessary.

   Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which range from three to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

   Software Development Costs: Research and development costs are charged to expense as incurred. However, the costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

   Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is computed on the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

   During 2017 and 2016, the Companies did not capitalize any product development costs as it was determined that technological feasibility had not been established. The Companies expensed research and development costs of $507,401 during 2017 and $436,119 during 2016.

   Revenue Recognition: CMC recognizes revenue on a monthly basis for medical services that have been provided and are billable. CMT recognizes revenue on a monthly basis based on management services provided to CMC that are billable. These transactions were eliminated in the accompanying combined financial statements.

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Notes to Combined Financial Statements, Continued

1.   **Summary of Significant Accounting Policies, Continued:**

Stock-Based Compensation: CMT follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the combined statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

Income Taxes: The Companies' deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Companies have no significant combined financial statement exposure to uncertain income tax positions at December 31, 2017 and 2016. The Companies are not currently under audit by any tax jurisdiction.

Advertising Expenses: Advertising costs are expensed as incurred and are included in sales and marketing expenses in the accompanying combined statements of operations. Advertising costs were $18,125 for 2017 and $52,613 for 2016.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Notes to Combined Financial Statements, Continued

1. **Summary of Significant Accounting Policies, Continued:**

   Recent Accounting Pronouncements, Continued:

   Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through September 24, 2018, the date the financial statements were available to be issued, and except for the new lease agreement disclosed in Note 6 and the conversion of the convertible notes to equity disclosed in Note 3, has determined that no disclosures are necessary.

2. **Property and Equipment:**

   Property and equipment consisted of the following at December 31:

	2017		2016	
Furniture and equipment	$	6,188	$	5,663
Computers and hardware		29,249		3,581
		35,437		9,244
Less: Accumulated depreciation		(7,435)		(729)
	$	28,002	$	8,515

   Depreciation expense was $6,706 for 2017 and $729 for 2016.

3.   **Convertible Notes:**

CMT has various convertible notes outstanding at December 31, 2017 and 2016 with a total principal amount of $5,427,942 and $2,942,942, respectively. The notes do not bear interest and certain notes have valuation caps ranging from $10,000,000 to $15,000,000. The notes will convert upon any of the following events: equity financing, liquidity event leading to a change in control or initial public offering, dissolution, or termination of the notes which will occur if any of the previous events take place or the notes are settled by CMT in stock or payment of principal. The full principal amount of the convertible notes was converted to equity in August 2018 as the Company closed its first round of equity financing.

4.   **Stockholders' Equity (Deficit):**

Pursuant to its amended articles of incorporation, CMT is authorized to issue up to 15,000,000 shares of common stock at $0.00001 par value per share as of December 31, 2017 and 2016. The Company has issued and outstanding 10,878,850 shares of common stock at December 31, 2017 and 11,674,215 shares of common stock at December 31, 2016. The holder of each share of common stock is entitled to one vote.

During 2016, CMT issued 1,364,100 shares of common stock for consideration totaling $13,641.   During 2017, CMT repurchased 852,600 shares of common stock for consideration totaling $8,526.

Pursuant to its articles of incorporation, CMC is authorized to issue 1,000,000 shares of common stock at $1.00 par value per share as of December 31, 2017 and 2016. As of December 31, 2017 and 2016, CMC has 1,000 shares of common stock issued and outstanding.

5.   **Equity Incentive Plan:**

During 2017 and 2016, CMT granted options to certain employees and non-employees pursuant to the terms of the 2016 Equity Incentive Plan. The maximum number of shares available to be granted under this plan is 1,751,000 shares. As of December 31, 2017 and 2016, there were 647,173 shares and 1,434,381 shares available for future issuance, respectively. Options become vested over various terms ranging from vesting ratably over a three year vesting term to being 100% vested upon the grant date. The term of options shall not be more than 10 years.

CMT follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the combined statements of operations. CMT uses the Black-Scholes pricing model to value options.

5.   Equity Incentive Plan, Continued:

A summary of CMT's stock options exercisable at December 31, 2017 and 2016 and changes during the years then ended, is presented below:

	Number of Options Exercisable	Weighted Average Exercise Price
Balance, January 1, 2016	-	$ -
Issued	316,619	0.01
Balance, December 31, 2016	316,619	0.01
Issued	1,029,930	0.02
Forfeited	(185,454)	(0.01)
Exercised	(57,268)	(0.01)
Balance, December 31, 2017	1,103,827	$ 0.02

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2017:

Range of Exercise Prices	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Life (in Years)
$ 0.01 - 0.02	1,103,827	97,979	9.1

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2016:

Exercise Price	Stock Options Outstanding	Stock Options Exercisable	Weighted Average Life (in Years)
$ 0.01	316,619	46,684	9.5

5.   Equity Incentive Plan, Continued:

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2017 and 2016 are as provided below:

Expected life of options (in years)	5 yrs
Exercise price	$ 0.01 - 0.02
Expected stock price volatility	61 - 62%
Discount rate - bond equivalent yield	1.13 - 1.80%

CMT recognized stock compensation expense of $354 in 2017 and $283 in 2016. Unrecognized compensation expense totaling $10,808 is expected to be recognized through 2021.

6.   Leases:

The Companies lease their office space under a non-cancellable operating lease. The lease expired in September 2016 and converted to a month-to-month lease agreement through April 2018. The agreement called for monthly rent expense of $13,674 and other incidental charges. The lease also called for a security deposit of $13,674 included in other assets on the combined balance sheets. Total rent expense related to this lease was $165,936 in 2017 and $208,282 in 2016. In May 2018, the Companies entered into a new lease agreement expiring on June 30, 2020. This lease calls for monthly rent ranging from $19,136 to $20,300 over the life of the lease as well as the Companies providing a letter of credit in the amount of $125,000 as the security deposit.

Future minimum payments under non-cancellable operating leases at December 31, 2017 are as follows:

2018	$ 153,088
2019	236,520
2020	121,800
	$ 511,408

7.   **Income Taxes:**

The Companies have U.S. and state net operating loss carry forwards of approximately $4,200,000 at December 31, 2017, available to offset future taxable income in the U.S. which begin to expire in 2035.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

8.   **Related Party Transactions:**

CMT is the exclusive management entity for CMC effective October 4, 2016. This agreement expires after one year from the commencement date and will automatically renewed for successive one year terms unless terminated in accordance with the agreement. This agreement calls for CMT to provide all administrative and day-to-day business functions of CMC. CMT is reimbursed for all costs associated with the management and operation of CMC as well as receives a management fee equal to 40% of the adjusted monthly collections of CMC, as defined in the management agreement. CMT received a total of $316,781 during 2017 and $86,202 during 2016 in fees associated with the management of CMC, which were eliminated in the accompanying combined financial statements.

CMT loans funds to CMC during the ordinary course of business to help fund operations. These amounts bear interest at 6.00% at December 31, 2017 and 2016. At December 31, 2017 and 2016, CMC owed CMT $1,777,881 and $746,063, respectively, net of amounts due from CMT. Interest totaling $57,297 during 2017 and $23,442 during 2016 was incurred by CMC related to these advances. These transactions were eliminated in the accompanying combined financial statements.

9.   **Commitments and Contingencies:**

From time to time, the Companies may be involved in claims and legal actions arising in the ordinary course of business. The Companies are not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its combined financial condition or results of operations or cash flows.

SUPPLEMENTAL INFORMATION

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Combining Balance Sheet
December 31, 2017

Assets	Circle Medical Technologies, Inc.	Circle Medical Care	Eliminations	Total
Current assets:				
Cash	$ 1,002,005	$ 151,915	$ -	$ 1,153,920
Accounts receivable	-	155,815	-	155,815
Due from affiliate, current portion	1,094,580	83,663	(1,176,906)	1,337
Prepaid expenses	20,622	-	-	20,622
Total current assets	2,117,207	391,393	(1,176,906)	1,331,694
Property and equipment, net	28,002	-	-	28,002
Other assets	13,674	2,588	-	16,262
Due from affiliate, net of current portion	600,975	-	(600,975)	-
	$ 2,759,858	$ 393,981	$ (1,777,881)	$ 1,375,958
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Accounts payable	$ 84,008	$ -	$ -	$ 84,008
Accrued expenses	13,980	1,332	-	15,312
Due to affiliate, current portion	82,663	1,094,243	(1,176,906)	-
Total current liabilities	180,651	1,095,575	(1,176,906)	99,320
Long-term liabilities:				
Convertible notes	5,427,942	-	-	5,427,942
Due to affiliate, net of current portion	-	600,975	(600,975)	-
Total long-term liabilities	5,427,942	600,975	(600,975)	5,427,942
Total liabilities	5,608,593	1,696,550	(1,777,881)	5,527,262
Stockholders' equity (deficit)				
Common stock	109	1,000	-	1,109
Additional paid-in capital	6,377	-	-	6,377
Accumulated deficit	(2,855,221)	(1,303,569)	-	(4,158,790)
Total stockholders' deficit	(2,848,735)	(1,302,569)	-	(4,151,304)
	$ 2,759,858	$ 393,981	$ (1,777,881)	$ 1,375,958

See report of independent accountants.

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Combining Balance Sheet
December 31, 2016

Assets	Circle Medical Technologies, Inc.	Circle Medical Care	Eliminations	Total
Current assets:				
Cash	$ 573,514	$ 118,846	$ -	$ 692,360
Accounts receivable	59,680	17,508	-	77,188
Due from affiliate, current portion	275,572	28,961	(276,674)	27,859
Prepaid expenses	714	1,089	-	1,803
Total current assets	909,480	166,404	(276,674)	799,210
Property and equipment, net	8,515	-	-	8,515
Other assets	13,674	-	-	13,674
Due from affiliate, net of current portion	469,389	-	(469,389)	-
	$ 1,401,058	$ 166,404	$ (746,063)	$ 821,399
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Accounts payable	$ 47,251	$ -	$ -	$ 47,251
Accrued expenses	16,349	-	-	16,349
Customer deposits	51,120	-	-	51,120
Due to affiliate, current portion	27,961	248,713	(276,674)	-
Total current liabilities	142,681	248,713	(276,674)	114,720
Long-term liabilities:				
Convertible notes	2,942,942	-	-	2,942,942
Due to affiliate, net of current portion	-	469,389	(469,389)	-
Total long-term liabilities	2,942,942	469,389	(469,389)	2,942,942
Total liabilities	3,085,623	718,102	(746,063)	3,057,662
Stockholders' equity (deficit)				
Common stock	117	1,000	-	1,117
Additional paid-in capital	13,911	-	-	13,911
Accumulated deficit	(1,698,593)	(552,698)	-	(2,251,291)
Total stockholders' deficit	(1,684,565)	(551,698)	-	(2,236,263)
	$ 1,401,058	$ 166,404	$ (746,063)	$ 821,399

See report of independent accountants.

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Combining Statement of Operations
December 31, 2017

	Circle Medical Technologies, Inc.	Circle Medical Care	Eliminations	Total
Revenues:				
Medical practice	$ 316,781	$ 791,953	$ (316,781)	$ 791,953
Contract services	12,780	-	-	12,780
Total revenues	329,561	791,953	(316,781)	804,733
Cost of revenues:				
Physician and support salaries	-	658,226	-	658,226
Contractor salaries	-	256,420	-	256,420
Physician travel	-	24,131	-	24,131
Management, billing and collection services	-	316,781	(316,781)	-
Medical supplies	92,471	-	-	92,471
Service fees	-	35,254	-	35,254
Total cost of revenues	92,471	1,290,812	(316,781)	1,066,502
Gross profit (loss)	237,090	(498,859)	-	(261,769)
Operating expenses:				
Personnel expenses	800,483	-	-	800,483
General and administrative	624,297	193,915	-	818,212
Sales and marketing	18,125	-	-	18,125
Depreciation	6,706	-	-	6,706
Stock compensation expense	354	-	-	354
Total operating expenses	1,449,965	193,915	-	1,643,880
Loss from operations	(1,212,875)	(692,774)	-	(1,905,649)
Other income (expense):				
Interest income	57,297	-	(57,297)	-
Interest expense	-	(57,297)	57,297	-
Taxes	(1,050)	(800)	-	(1,850)
Total other income (expense), net	56,247	(58,097)	-	(1,850)
Net loss	$ (1,156,628)	$ (750,871)	$ -	$ (1,907,499)

See report of independent accountants.

CIRCLE MEDICAL TECHNOLOGIES, INC. AND CIRCLE MEDICAL CARE OF CALIFORNIA

Combining Statement of Operations
December 31, 2016

	Circle Medical Technologies, Inc.	Circle Medical Care	Eliminations	Total
Revenues:				
Medical practice	$ 86,202	$ 215,506	$ (86,202)	$ 215,506
Cost of revenues:				
Physician and support salaries	-	441,646	-	441,646
Contractor salaries	-	7,484	-	7,484
Physician travel	-	9,389	-	9,389
Management, billing and collection services	-	86,202	(86,202)	-
Medical supplies	-	60,967	-	60,967
Total cost of revenues	-	605,688	(86,202)	519,486
Gross profit (loss)	86,202	(390,182)	-	(303,980)
Operating expenses:				
Personnel expenses	731,833	-	-	731,833
General and administrative	665,958	26,769	-	692,727
Sales and marketing	52,613	-	-	52,613
Depreciation	729	-	-	729
Stock compensation expense	283	-	-	283
Total operating expenses	1,451,416	26,769	-	1,478,185
Loss from operations	(1,365,214)	(416,951)	-	(1,782,165)
Other income (expense):				
Interest income	23,442	-	(23,442)	-
Interest expense	-	(23,442)	23,442	-
Taxes	(2,568)	(800)	-	(3,368)
Total other income (expense), net	20,874	(24,242)	-	(3,368)
Net loss	$ (1,344,340)	$ (441,193)	$ -	$ (1,785,533)

See report of independent accountants.